Exhibit 99.1

First High-School Education Group Announces Fiscal Year 2022 Unaudited Financial Results

-- Full Year Student Enrollments from Continuing Operations of 25,823, up 21.5% year-over-year

-- Total Number of School Programs from Continuing Operations of 21

BEIJING, CHINA / ACCESSWIRE / April 17, 2023 / First High-School Education Group Co., Ltd. (“First High-School Education Group” or the “Company”) (OTC PINK: FHSEY), an education service provider primarily focusing on high schools in Western China, today announced its unaudited financial results for the fiscal year ended December 31, 2022.

Fiscal Year 2022 Financial and Operational Highlights – Continuing Operations

●	Total revenues were RMB342.5 million (US$49.7 million), an increase of 1.5% from RMB337.3 million in 2021.

●	Gross profit was RMB128.9 million (US$18.7 million), a decrease of 0.6% from RMB129.7 million in 2021.

●	Income from continuing operations was RMB73.2 million (US$10.6 million), a decrease of 6.8% from RMB78.5 million in 2021.

●	Net income was RMB38.4 million (US$5.6 million), a decrease of 27.1% from RMB52.7 million in 2021.

●	Adjusted net income[1] (Non-GAAP) was RMB38.4 million (US$5.6 million), a decrease of 27.1% from RMB52.7 million in 2021.

●	The total number of students enrolled at our school programs and public schools that we provide management services as of December 31, 2022 was 25,823, an increase of 21.5% from 21,247 as of December 31, 2021.

●	The total number of school programs at our school programs and public schools that we provide management services as of December 31, 2022 was 21, same as of December 31, 2021.

[1]	Adjusted net income is a non-GAAP measure. See “Non-GAAP measure” in this press release. A reconciliation of the Company’s most directly comparable GAAP measure to historical non-GAAP financial measure has been provided in the tables captioned “Reconciliation of GAAP to Non-GAAP Measure” included at the end of this press release, and investors are encouraged to review the reconciliation.

CFO Comments

Mr. Tommy Zhou, Chief Financial Officer of First High-School Education Group, commented:

In 2022, the Company experienced both positives and negatives in its business operation. On the positive side, we signed three new schools under our management service program, resulting a total of 21 school programs, including 13 high school programs, three Gaokao repeater programs and five school management service programs. Against last year’s tough economic environment, the Company focused on high-quality development, and was able to deliver excellent academic results to all our students across the entire network. Our focused expansion was in line with the government’s guidance of rural revitalization, and providing high quality education to the people by expanding into third and fourth tier cities. Reflected from our increased student enrollment, we now cover a wider range of students, and we look forward to developing them into great successful individuals. As always, we aspire to be an innovator of private education in China.

Notwithstanding, in 2022, the Company did also experience negatives in its operation. We had a decrease in net income, primarily due to the cost associated with discontinuing of three schools and limited student admission of two others. These unfavorable events were both results of regulatory changes and economic decisions. We were able to navigate through these difficulties generally efficiently, quickly adjusting our variable costs of campus-related expenses, staff costs, rental fees, and student-related expenses, to align them with revenue, and to continue to produce comparable gross margins with the previous year.

Lastly, the Company is confident on the road ahead. We will continue to operate our schools with high quality, and solid academic result. Concurrently, the Company will always explore, innovate, and expand to become a stronger player in the industry.

Fiscal Year 2022 Financial Results – Continuing Operations

Total Revenues

Total revenues were RMB342.5 million (US$49.7 million), an increase of 1.5% from RMB337.3 million in 2021. The increase was primarily due to a mixed of factors including student admission, and the discontinuance and limited operation of some schools in our network.

Revenues from customers were RMB300.4 million (US$43.6 million), an increase of 0.1% from RMB300.1 million in 2021. The increase was primarily due to a mixed of factors including student admission, and the discontinuance and limited operation of some schools in our network.

Revenues from government cooperative agreements were RMB42.1 million (US$6.1 million), an increase of 13.1% from RMB37.2 million in 2021. The increase was primarily due to increased number of publicly-sponsored students served.

Cost of revenues

Cost of revenues were RMB213.6 million (US$31.0 million), an increase of 2.9% from RMB207.6 million in 2021. The increase was primarily due to undertaking a greater portion of public-sponsored teachers’ compensation.

Gross profit

Gross profit was RMB128.9 million (US$18.7 million), a decrease of 0.6% from RMB129.7 million in 2021.

Gross margin was 37.6%, compared with 38.5% in 2021. The slight decrease was due fluctuations in (1) school operating efficiency, such as utility usage limits, and budget control; and (2) number of staffs and their compensations.

Net operating expenses

Net operating expenses were RMB55.7 million (US$8.1 million), an increase of 8.8% from RMB51.1 million in 2021.

●	Selling and marketing expenses were RMB3.1 million (US$0.4 million), a decrease of 51.8% from RMB6.4 million in 2021. The decrease was primarily due to the decreased expenses in brand promotion and marketing activities for our relatively mature school operation.

●	General and administrative expenses were RMB54.6 million (US$7.9 million), an increase of 14.5% from RMB47.7 million in 2021. The increase was primarily due the discontinuance and limited operation of some schools in our network, and expenses related with new business expansions.

●	Government grants were RMB2.0 million (US$0.3 million), a decrease of 31.4% from RMB3.0 million in 2021. The decrease was primarily due to the government’s tight fiscal budget resulting in delayed payments made by government.

Income from operations

Income from operations was RMB73.2 million (US$10.6 million), a decrease of 6.8% from RMB78.5 million in 2021.

Net Income from continuing operations

Net income from continuing operations was RMB46.1 million (US$6.7 million), a decrease of 20.2% from RMB57.8 million in 2021.

Net Loss from discontinued operations

Net loss from discontinued operations was RMB7.7 million (US$1.1 million), compared with a loss of RMB5.1 million in 2021.

Net income

Net income was RMB38.4 million (US$5.6 million), a decrease of 27.1% from RMB52.7 million in 2021.

Adjusted net income2 (Non-GAAP)

Adjusted net income (Non-GAAP) was RMB38.4 million (US$5.6 million), a decrease of 27.1% from RMB52.7 million in 2021.

Impact of Implementation Rules for Private Education Laws

On May 14, 2021, the State Council of the People’s Republic of China promulgated the amended Implementation Regulations of the Law on the Promotion of Private Education of the People’s Republic of China (中华人民共和国民办教育促进法实施条例) (the “Implementation Rules”), which became effective on September 1, 2021. The Implementation Rules prohibit social organizations and individuals from controlling private schools that provide compulsory education through, among other methods, mergers, acquisitions and contractual arrangements. Additionally, the Implementation Rules prohibit any private schools providing compulsory education from conducting transactions with its related parties. As a result, the Implementation Rules affected the Company’s control over the affiliated entities providing compulsory education as well as the sponsor entities (collectively referred to as the “Affected Entities”).

In compliance with the Implementation Rules and other applicable PRC regulations and based on the relevant accounting standard in accordance with U.S. GAAP, the Company has determined to cease to recognize revenues for all activities related to schools providing compulsory education and the sponsor entities after September 1, 2021 within China that are affected by the Implementation Rules, and classified such Affected Entities as discontinued operations. The discontinued operations of the Affected Entities had certain impact on the Company’s financial conditions for the year ended December 31, 2022. Net loss from discontinued operations was RMB7.7 million (US$1.1 million) for the year ended December 31, 2022.

There still exist uncertainties with respect to the interpretation and enforcement of the Implementation Rules. The Company will closely monitor the developments related to the Implementation Rules, and continue to assess the possible impacts on the Company and make any applicable actions to keep in compliance with the Implementation Rules and other applicable PRC regulations.

Conference Call

First High-School Education Group’s management will hold an earnings conference call on Wednesday, April 17, 2023, at 8:00 AM U.S. Eastern Time (8:00 PM April 17, 2023, Beijing/Hong Kong Time). Please dial in 15 minutes before the conference is scheduled to begin using below numbers.

International	+1-973-528-0011
United States	+1-888-506-0062
Hong Kong	+852 3018 4049
Mainland China	+86 400 120 3199
Passcode	871978

A telephone replay of the conference call may be accessed by phone at the following numbers until May 1, 2023.

International	+1-973-528-0005
United States	+1-800-332-6854
Replay Access Code	871978

A live and archived webcast of the conference call will be available on the Company’s investors relations website at https://ir.diyi.top/

About First High-School Education Group

First High-School Education Group is an education service provider primarily focusing on high schools in Western China. The Company aspires to become a leader and innovator of private high school education in China, with the focuses on a comprehensive education management integrating education information consulting, education research project development, education talent management, education technology management, education service management, and general vocational integration development services. For more information, please visit https://ir.diyi.top/.

[2]	Adjusted net income is a non-GAAP measure. See “Non-GAAP measure” in this press release. A reconciliation of the Company’s most directly comparable GAAP measure to historical non-GAAP financial measure has been provided in the tables captioned “Reconciliation of GAAP to Non-GAAP Measure” included at the end of this press release, and investors are encouraged to review the reconciliation.

Non-GAAP Measure

The Company has provided in this press release financial information that has not been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. The Company considers and uses one non-GAAP measure, adjusted net income, as a supplemental measure to review and assess its operating performance. Adjusted net income enables the Company’s management to assess the Company’s operating results without considering the impact of non-cash charges, including share-based compensation expenses, and without considering the impact of donation expenses and transaction costs in relation to previous financing activities. The Company also believes that the use of the non-GAAP measure facilitates investors’ assessment of its operating performance.

The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Adjusted net income is a non-GAAP measure. A reconciliation of the Company’s most directly comparable GAAP measure to historical non-GAAP financial measure has been provided in the tables captioned “Reconciliation of GAAP to Non-GAAP Measure” included at the end of this press release, and investors are encouraged to review the reconciliation.

Exchange Rate

The Company’s business is primarily conducted in China and all of the revenues are denominated in Renminbi (“RMB”). This announcement contains translations of certain RMB amounts into U.S. dollars (“USD” or “US$”) at specified rates solely for the convenience of the readers. Unless otherwise noted, all translations from RMB to USD are made at the rate of RMB6.8972 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 30, 2022. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 30, 2022, or at any other rate.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and the completion of the public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the preliminary prospectus filed with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof, and the Company specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

For Investor and Media Inquiries Please Contact:

First High-School Education Group

Tommy Zhou

Chief Financial Officer

E-mail: tommyzhou@dygz.com

Customer Service

E-mail: FHS_info@dygz.com

Phone: 010-62555966 (9:30-12:00, 13:30-16:00 CST)

First High-School Education Group Co., Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(All amounts in thousands, except share data and per share data, or otherwise noted)

	Years ended December 31,
	2021	2022	2022
	RMB	RMB	US$
	Restated
Revenues
Revenue from customers	300,084	300,395	43,553
Revenue from governments cooperative agreements	37,230	42,111	6,106
Total Revenues	337,314	342,506	49,659
Cost of revenues	(207,641)	(213,622)	(30,972)
Gross profit	129,673	128,884	18,686

Operating expenses and income
Selling and marketing expenses	(6,440)	(3,101)	(450)
General and administrative expenses	(47,667)	(54,595)	(7,916)
Government grants	2,969	2,036	295
Bad debt provision	(14)	-	-
Net operating expenses	(51,152)	(55,660)	(8,070)
Income from Operations	78,521	73,224	10,616

Other income (expenses)
Interest income	1,128	1,422	206
Interest expense	(9,545)	(9,546)	(1,384)
Foreign currency exchange loss, net	(922)	(55)	(8)
Others, net	3,641	1069	155
Income from Continuing Operations before Income Tax	72,823	66,114	9,586

Income tax expenses	(15,042)	(20,017)	(2,902)
Income (loss) from Continuing Operations	57,781	46,097	6,683
Income (loss) from Discontinued operations	(5,088)	(14,976)	(2,171)
Gain (loss) on disposal of discontinued operations	-	7,285	1,056
NET INCOME (LOSS)	52,693	38,406	5,568
Less: Net income attributable to non-controlling interests	-	1,081	157
Net income attributable to First High-school Education Group Co., Ltd.	52,693	37,325	5,412
Other comprehensive income (loss)	318	1,968	285
Comprehensive Income (Loss) - Continued Operations	58,099	48,065	6,969
Comprehensive Income (Loss) - Discontinued Operations	(5,088)	(7,691)	(1,115)
Comprehensive Income (Loss)	53,011	40,374	5,854
Less: Comprehensive income (loss) attributable to non-controlling interests		1,081	157
COMPREHENSIVE INCOME ATTRIBUTABLE TO First High-school Education Group CO., LTD.	53,011	39,293	5,697

Earnings per share:
Basic earnings per share from continued operation	0.69	0.53	0.08
Basic earnings per share from discontinued operation	-0.06	-0.17	-0.02

Diluted Earnings per share:
Diluted earnings per share from continued operation	0.67	0.52	0.08
Diluted earnings per share from discontinued operation	-0.06	-0.17	-0.02

Weighted average number of ordinary share outstanding
Basic	83,925,002	86,838,700	86,838,700
Diluted	85,775,002	88,688,700	88,688,700

First High-School Education Group Co., Ltd.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, except share data and per share data, or otherwise noted)

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
	Restated
Current assets
Cash	114,197	105,258	15,261
Accounts receivable, net of allowance for doubtful accounts	28,346	87,247	12,650
Amounts due from related parties	11,707	73,450	10,649
Prepaid expenses and other current assets	92,300	144,708	20,981
Assets related to discontinued operation	134,764	65,815	9,542
Total current assets	381,314	476,478	69,083

Non-current Assets
Property and equipment, net	133,874	128,163	18,582
Intangible assets, net	5,920	5,995	869
Goodwill	30,348	30,348	4,400
Deferred tax assets	14,744	13,309	1,930
Amounts due from related parties	-	-	-
Other non-current assets	56,487	47,176	6,840
Assets related to discontinued operation	197,982	11,010	1,596
Total non-current assets	439,355	236,001	34,217
Total assets	820,669	712,479	103,300

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
	Restated
Current liabilities
Contract liabilities	141,912	141,574	20,526
Bank loan	43,219	33,572	4,867
Borrowings under financing arrangements	40,078	20,540	2,978
Accounts payable	3,138	28,809	4,177
Accrued expenses and other payables	26,771	37,463	5,432
Income tax payables	20,730	29,622	4,295
Deferred revenue
Amounts due to related parties respectively	17,909	51,675	7,492
Dividend payables		2,132	309
Liability related to discontinued operation	218,289	104,641	15,172
Total current liabilities	512,046	450,028	65,248

Deferred revenue	121	113	16
Borrowings under financing arrangements	44,178	24,987	3,623
Other payables	7,868	1,532	222
Deferred tax liabilities	2,185	5,155	747
Liability related to discontinued operation	23,907	-	-
Total non-current liabilities	78,259.00	31,787	4,609
Total liabilities	590,305	481,815	69,857

Equity/(Deficit)
Ordinary shares (US$0.00001 par value; 5,000,000,000 shares authorized; and 86,838,700 shares issued and outstanding as of December 31, 2021, and 86,838,700 shares issued and outstanding as of December 31, 2022, respectively)	6	6	1
Additional paid-in capital	389,199	349,125	50,618
Statutory reserves	49,060	54,366	7,882
Accumulated other comprehensive income	462	2,430	352
Accumulated deficit	(207,713)	(175,694)	(25,473)
Total equity/(deficit) attributable to the shareholders of the Company	231,014	230,233	33,381
Non-controlling interests	(650)	431	62
Total equity/(deficit)	230,364	230,664	33,443

Total liabilities and equity/(deficit)	820,669	712,479	103,300

First High-School Education Group Co., Ltd.

Reconciliation of GAAP to non-GAAP Measure

(All amounts in thousands)

	Years Ended December 31,
	2021	2022	2022
	RMB	RMB	US$

Reconciliation of net income to adjusted net income:
Net income	52,693	38,406	5,568
Add:
Share-based compensation expenses	-	-	-
Donation expenses	-	-	-
Transaction costs in relation to previous financing activities	-	-	-
Tax effects of adjustments*	-	-	-
Adjusted net income	52,693	38,406	5,568

*	Tax effects were determined based upon the nature, as well as the jurisdiction, of each reconciliation adjustment at the respective applicable income tax rate.